pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Seeks to Reverse Negative Government Decision

Vancouver BC,  August 7, 2013:  The Company advises that it will be in British Columbia Supreme Court beginning today, represented by well-known lawyer John Hunter, Q.C.  The Company is challenging a decision announced by the provincial government on October 1st of last year to turn down its proposed Morrison Copper/Gold Mine.

The Company believes the government erred in overlooking conclusions in their own 206-page comprehensive assessment report dated August 21, 2012.  That report, which represented the culmination of an environmental assessment process that lasted almost 10 years and cost the Company approximately $10 million, stated that, based upon successful implementation of mitigation measures and legally-binding conditions, the Environmental Assessment Office “is satisfied that the proposed Project is not likely to have significant adverse effects.”

The comprehensive assessment report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”

In an unprecedented and surprising move, the Executive Director of the Environmental Assessment Office rejected the conclusions of his office's comprehensive assessment report and recommended that the Morrison Copper/Gold Mine not be approved, a recommendation the government regrettably adopted.  The Executive Director's recommendation was based in part on a new “risk versus benefit” test introduced after the assessment report was completed, and which the Company was not given any opportunity to address.  This test was not included in the Terms of Reference established for the environmental assessment, was not applied previously to other projects and has not been consistently applied since the negative decision regarding the Morrison Copper/Gold Mine project.  The Company believes this fails to meet the requirements of procedural fairness.

If approved, the Morrison Copper/Gold Mine will generate more than 1,100 jobs during two years of construction, plus 251 direct jobs and another 350 indirect jobs during more than 20 years of anticipated operation of the mine.  Federal, provincial and municipal governments stand to receive $71.6 million in various taxes and fees during the construction phase, in addition to a total of approximately $245.7 million during the operating phase of the project.  These tax calculations do not include the BC Mineral Tax.  Mineral Tax is levied on operators of mines and quarries.  Its purpose is to provide a return to the province from commercial use and depletion of the province's resources.

Court proceedings are expected to be completed by the end of this week, with a decision to follow at a later time.  Out of respect for the court process, the company does not anticipate conducting media interviews at this time.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com .

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml